Exhibit 99.3
     EXECUTION COPY
     STOCKHOLDERS AGREEMENT, dated May 6, 2010 (this “Agreement”), by and among CGI GROUP INC., a corporation organized under the laws of the Province of Québec, Canada (“Parent”), and CGI FEDERAL INC., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“U.S. Parent”), on the one hand, and Philip O. Nolan, William E. Karlson, George H. Wilson, Gregory M. Denkler, Brian J. Clark, Scott D. Chaplin and James H. Brabston (collectively, the “Stockholders”), on the other hand. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement referred to below.
W I T N E S S E T H:
          WHEREAS Parent, U.S. Parent, CGI Fairfax Corporation, a Delaware corporation and a direct wholly owned subsidiary of U.S. Parent (“Merger Sub”), and Stanley, Inc., a Delaware corporation (the “Company”), are, concurrently with the execution and delivery of this Agreement, entering into an Agreement and Plan of Merger, dated the date hereof (the “Merger Agreement”);
          WHEREAS, as of the date hereof, the Stockholders are the beneficial owners (as defined under Rule 13d-3 of the Exchange Act) of an aggregate of 3,178,563 shares of Company Common Stock (which does not include shares of Company Restricted Stock held by any of the Stockholders or shares underlying Company Employee Stock Options held by any of the Stockholders), as more specifically set forth on Schedule A hereto (the “Existing Shares” and, together with any shares of Company Common Stock (other than shares of Company Restricted Stock and shares underlying Company Employee Stock Options prior to the time such Company Employee Stock Options are exercised) beneficial ownership of which is acquired by any of the Stockholders after the date hereof (“Additional Shares”), the “Shares”); and
          WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and U.S. Parent have requested that the Stockholders enter into this Agreement;
          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
Agreements
          SECTION 1.01. Agreement to Tender. (a) Each Stockholder, severally and not jointly, agrees to accept the Offer with respect to all the Shares beneficially owned by such Stockholder and to tender, or cause to be tendered, all such Shares pursuant to the Offer. Such tender shall be made no later than the 10th business day after commencement of the Offer or, with respect to any Additional Shares acquired later than such time, prior to the expiration of the Offer. Without limiting the generality of the foregoing, each Stockholder shall (i) deliver to the Paying Agent (A) a letter of transmittal with respect to such Stockholder’s Shares complying with the terms of the Offer, (B) to the extent applicable, a Certificate representing such Shares, and (C) all other documents or instruments required to be delivered by other holders of Company Common Stock pursuant to the terms of the Offer, or (ii) instruct and otherwise use reasonable efforts to cause such Stockholder’s broker and, if applicable, such other person that is the holder of record of any Shares beneficially owned by such Stockholder to tender such Shares pursuant to and in accordance with this Section 1.01(a) and the terms of the Offer. The Stockholder shall not withdraw, or cause to be withdrawn, any Shares tendered pursuant to the Offer unless this Agreement is terminated pursuant to Section 4.01. Merger Sub shall pay the Stockholders for any Shares tendered (and not withdrawn) on the date of acceptance of shares for payment pursuant to the Offer in accordance with the provisions of Article I of the Merger Agreement. Each Stockholder, severally and not jointly, agrees to (x) permit Parent, U.S. Parent and Merger Sub to publish and disclose in the Offer Documents and any Proxy Statement (including all related documents and schedules filed with the SEC) and the initial press release to be issued in accordance with and as contemplated by Section 6.08 of the Merger Agreement, his identity and ownership of Shares, the nature of his commitments under this Agreement and any other information required by applicable Law, in each case subject to such Stockholder’s prior approval (not to be unreasonably withheld), and (y) promptly provide to Parent, U.S. Parent, Merger Sub or the Company, as applicable, any such information.
          (b) Notwithstanding anything in this Agreement to the contrary, nothing herein shall require any Stockholder to exercise any option to purchase shares of Company Common Stock or to tender any securities not outstanding at the relevant time.
          (c) Each Stockholder, severally and not jointly, acknowledges that the obligations to tender, or cause to be tendered, and not to withdraw, or cause to be withdrawn, the Shares as provided herein require each Stockholder to tender, or cause to be tendered, the Shares to Merger Sub in the event that the parties to the Merger Agreement adjust the terms and conditions of the Offer; provided that following any such adjustment to the Offer, (i) the terms and conditions of the Offer shall be no less favorable to the Stockholders than those set forth in the Merger Agreement on the date hereof and (ii) the consideration paid to the Stockholders for Shares tendered in the Offer is equal to the highest consideration paid to any other holder of Company Common Stock for shares of Company Common Stock tendered in the Offer (any adjustment to the terms and conditions of the Offer by Parent, U.S. Parent or Merger Sub that is inconsistent with clause (i) or (ii) of the foregoing proviso, an “Adverse Amendment”).
          SECTION 1.02. Agreement to Vote. Each Stockholder agrees, severally and not jointly, that, from and after the date hereof and unless this Agreement terminates pursuant to Section 4.01, at the Company Stockholders Meeting or any other meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, relating to any proposed action by the stockholders of the

Company with respect to the matters set forth in Section 1.02(b) below, each Stockholder irrevocably agrees, severally and not jointly, to:
(a) appear at each such meeting or otherwise cause the Shares beneficially owned by such Stockholder to be counted as present thereat for purposes of calculating a quorum; and
(b) vote (or cause to be voted), in person or by proxy, all the Shares beneficially owned by such Stockholder (i) in favor of adoption of the Merger Agreement and any other action of the Company’s stockholders requested in furtherance thereof, including any proposal to adjourn the meeting if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held, and (ii) against any other action, agreement or transaction submitted for approval to the stockholders of the Company that (A) could reasonably be expected to lead to a Company Takeover Proposal or (B) is intended or would reasonably be expected to materially impede, materially delay or prevent the Offer, the Merger or the Transactions.
          SECTION 1.03. ESOP Shares. It is understood and agreed that each Stockholder’s ability to tender or vote any Shares beneficially owned by such Stockholder that are held in trust by that portion of the Company 401(k) and Employee Stock Ownership Plan (the “Plan”) that is the ESOP (as such term is defined in the Plan) (such Shares, the “ESOP Shares”) is subject to the requirements of ERISA and the terms of the Plan. As such, it is understood and agreed that directing the trustee of the Plan (the “Trustee”) to tender such ESOP Shares in accordance with Section 1.01 or to vote such ESOP Shares in accordance with Section 1.02, as applicable, will satisfy such Stockholder’s obligations under Article I with respect to such ESOP Shares, and that the failure of the Trustee (i) to request such instructions from any Stockholder or (ii) to tender or vote any such ESOP Shares as directed by such Stockholder shall not result in a breach or violation of this Agreement by such Stockholder.
ARTICLE II
Representations and Warranties
          SECTION 2.01. Representations and Warranties of the Stockholders. Each Stockholder represents and warrants, severally and not jointly, to Parent and U.S. Parent as follows:
          (a) Authorization; Validity of Agreement; Necessary Action. Such Stockholder has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against him in accordance with its terms (except as enforceability may be (i) limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and (ii) subject to general equity principles).
          (b) Ownership. As of the date hereof, the number of shares of Company Common Stock beneficially owned (as defined under Rule 13d-3 of the Exchange Act) by such Stockholder is set forth opposite such Stockholder’s name on Schedule A hereto, it being understood that (i) such number of shares does not include shares of Company Restricted Stock held by such Stockholder or shares underlying Company Employee Stock Options held by such Stockholder and (ii) such number of shares does not include any shares of Company Common Stock held for such Stockholder’s account under the Executive Deferred Compensation and Equity Incentive Plan Trust of the Company or under any dynasty trust. Such Stockholder’s Existing Shares are, and (except as otherwise expressly permitted by this Agreement) any Additional Shares acquired by such Stockholder after the date hereof and prior to the date of acceptance of shares for payment pursuant to the Offer (the “Acceptance Time”) will be at the Acceptance Time, beneficially owned by such Stockholder. As of the date hereof, the Existing Shares constitute all of the shares of Company Common Stock beneficially owned by or for which voting power or disposition power is held or shared by such Stockholder (other than shares of Company Restricted Stock and shares underlying Company Employee Stock Options). Such Stockholder has, and (except as otherwise expressly permitted by this Agreement) will have at all times through the Acceptance Time, sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article I or Section 3.01 hereof, and sole right, power and authority to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Existing Shares and with respect to all of such Stockholder’s Shares at the Acceptance Time, with no limitations, qualifications or restrictions on such rights, subject to (A) applicable Federal securities laws and the terms of this Agreement and (B) in the case of the ESOP Shares, the requirements of ERISA and the terms of the Plan. As of the date hereof, such Stockholder has good and valid title to such Stockholder’s Existing Shares (other than such Stockholder’s ESOP Shares) free and clear of any Liens, and such Stockholder will at the Acceptance Time have good and valid title to any Additional Shares (other than any ESOP Shares) free and clear of any Liens. Such Stockholder further represents that any proxies heretofore given in respect of such Stockholder’s Existing Shares, if any, are revocable, and hereby revokes such proxies.
          (c) No Violation. The execution and delivery of this Agreement by such Stockholder do not, and the performance by such Stockholder of his obligations under this Agreement will not, (i) conflict with or violate any Law applicable to such Stockholder or by which any of his assets or properties is bound or (ii) conflict with, result in any violation or breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of his assets or properties is bound, except for any of the foregoing as, either individually or in the aggregate, would not reasonably be expected to materially impair the ability of such Stockholder to perform his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, require any Consent of, or filing with or notification to, any (A) Governmental Entity, except for any Consents, filings or notifications contemplated by Section 4.04(b) of the Merger Agreement or (B) third party.
          (d) Information. None of the information relating to such Stockholder provided by or on behalf of such Stockholder for inclusion in the Offer Documents, the Schedule 14D-9 or any Proxy Statement will, at the respective times such documents are filed with the SEC or are first published, sent or given to stockholders of the Company, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Such Stockholder agrees to promptly notify Parent, U.S. Parent, Merger Sub and the Company, as applicable, of any required corrections with respect to any such information, if and to the extent that any such information shall have become false or misleading in any material respect.
          (e) No Finder’s Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of such Stockholder, in each case solely in such Stockholder’s capacity as an individual stockholder.
          (f) Reliance on Agreement. Each Stockholder acknowledges that he has had the opportunity to review the Merger Agreement and this Agreement with the advice of counsel of such Stockholder’s own choosing. Such Stockholder understands and acknowledges that Parent and U.S. Parent are entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and acknowledges that this Agreement has been entered into in consideration for the execution and delivery of the Merger Agreement by Parent, U.S. Parent and Merger Sub.
          (g) Absence of Litigation. As of the date hereof, there is no proceeding pending against, or, to the knowledge of such Stockholder, threatened against or otherwise affecting, such Stockholder or any of his properties or assets (including such Stockholder’s Shares) that would reasonably be expected to impair in any material respect the ability of Stockholder to perform his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
          SECTION 2.02. Representations and Warranties of Parent and U.S. Parent. Parent and U.S. Parent, jointly and severally, represent and warrant to the Stockholders as follows:
          (a) Authorization; Validity of Agreement. Each of Parent and U.S. Parent has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and U.S. Parent and constitutes a legal, valid and binding agreement of Parent and U.S. Parent, enforceable against each of them in accordance with its terms (except as enforceability may be (i) limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and (ii) subject to general equity principles).
          (b) No Violation. The execution and delivery of this Agreement by Parent and U.S. Parent do not, and the performance by Parent and U.S. Parent of their obligations under this Agreement will not, (i) conflict with or violate any Law applicable to Parent or U.S. Parent or by which any of their assets or properties is bound or (ii) conflict with, result in any violation or breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or U.S. Parent is a party or by which Parent or U.S. Parent or any of their assets or properties is bound, except for any of the foregoing as, either individually or in the aggregate, would not reasonably be expected to materially impair the ability of Parent or U.S. Parent to perform their obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. The execution and delivery of this Agreement by Parent and U.S. Parent do not, and the performance of this Agreement by Parent and U.S. Parent will not, require any Consent of, or filing with or notification to, any (A) Governmental Entity, except for any Consents, filings or notifications contemplated by Section 4.04(b) of the Merger Agreement or (B) third party.
ARTICLE III
Other Covenants
          SECTION 3.01. Further Agreements of Stockholders. (a) Each Stockholder, severally and not jointly, hereby agrees, while this Agreement is in effect, and except as expressly contemplated hereby, not to, directly or indirectly, (i) grant any proxies or enter into any voting trust, power of attorney, or other agreement, arrangement or Contract with respect to the voting of any Shares or (ii) create or permit to exist any Lien on or sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by operation of Law, other than by death of any person) (collectively, a “Transfer”) or enter into any Contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of such Stockholder’s Existing Shares, any Additional Shares acquired by such Stockholder after the date hereof, or any interest therein. Notwithstanding the foregoing, nothing contained in this Section 3.01(a) shall restrict a Stockholder from making Transfers (A) to effect estate planning and gifts, so long as the transferee in such Transfer shall execute an agreement to be bound by the terms of this Agreement and such Transfer shall not result in the incurrence of any Lien upon any Shares or (B) with respect to the ESOP Shares, solely in order to comply with ERISA or with any amendment or modification to the Plan permitted by the terms of the Merger Agreement.

          (b) Each Stockholder, severally and not jointly, covenants and agrees that such Stockholder shall not request that the Company register the transfer (by book-entry or otherwise) of any Share, unless such transfer is made in compliance with this Agreement or the Merger Agreement.
          (c) In case of a stock dividend or distribution, or any change in Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction.
          (d) Each Stockholder, severally and not jointly, agrees, while this Agreement is in effect, to notify Parent and U.S. Parent promptly in writing (and in any event within five business days after the acquisition thereof) of the number of any Additional Shares acquired by such Stockholder after the date hereof.
          (e) Each Stockholder, severally and not jointly, agrees, while this Agreement is in effect, (i) not to take, agree or commit to take any action that would reasonably be expected to make any representation and warranty of such Stockholder contained in this Agreement inaccurate in any respect as of any time during the term of this Agreement or (ii) to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time. Each Stockholder further agrees that he shall fully cooperate with Parent and U.S. Parent, as and to the extent reasonably requested by Parent or U.S. Parent, to effect the transactions contemplated hereby, including the Offer and the Merger.
          (f) Each Stockholder, severally and not jointly, hereby waives, and agrees not to exercise or assert, if applicable, any appraisal rights under Section 262 of the DGCL in connection with the Merger.
ARTICLE IV
Miscellaneous
          SECTION 4.01. Termination. This Agreement shall terminate automatically, without any action on the part of any party hereto, upon the earliest to occur of (i) the Effective Time (except for Section 3.01(f), which shall continue in effect after the Effective Time), (ii) the termination of the Merger Agreement pursuant to its terms, (iii) the termination or expiration of the Offer without Merger Sub purchasing all shares of Company Common Stock tendered pursuant to the Offer in accordance with its terms, and (iv) an Adverse Amendment. Upon such termination, no party shall have any further obligations or liabilities hereunder except that (A) this Article IV shall survive termination and (B) such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

          SECTION 4.02. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or U.S. Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, and Parent and U.S. Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting of any of the Shares, except as otherwise provided herein.
          SECTION 4.03. Stockholder Capacity. No person executing this Agreement, or any Representative of such person, who is or becomes during the term of this Agreement a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such person’s capacity as a director or officer. Each Stockholder is entering into this Agreement solely in his capacity as the beneficial owner of such Stockholder’s Shares and nothing herein shall in any way restrict or limit any Stockholder from taking (or omitting to take) any action in his capacity as a director or officer of the Company or otherwise fulfilling his fiduciary obligations as a director or officer of the Company.
          SECTION 4.04. No Reliance. Parent and U.S. Parent acknowledge and agree that none of the Stockholders or any of their affiliates has made, or shall be deemed to have made, any express or implied representation or warranty of any kind with respect to the Company or any of the Company Subsidiaries. Parent and U.S. Parent further acknowledge and agree that none of the Stockholders or any of their affiliates shall have any liability or indemnification obligation to Parent or U.S. Parent or to any other person for any of the representations and warranties of the Company set forth in the Merger Agreement or for any information with respect to the Company, including any information, documents, projections, forecasts or other materials, made available or otherwise distributed to Parent, U.S. Parent, Merger Sub or any of their respective Representatives in “data rooms”, management presentations or otherwise.
          SECTION 4.05. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), to Parent and U.S. Parent in accordance with Section 9.02 of the Merger Agreement and to each Stockholder at the following address (or at such other address for a party as shall be specified by like notice):
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
Facsimile No.: (703) 683-0039
with a copy to:
Cravath, Swaine & Moore LLP

Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Facsimile: (212) 474-3700
Attention: Stephen L. Burns
                 Craig F. Arcella
          SECTION 4.06. Interpretation. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article of, a Section of, or a Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.
          SECTION 4.07. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
          SECTION 4.08. Entire Agreement. This Agreement (together with the Merger Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.
          SECTION 4.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.
          SECTION 4.10. Specific Performance; Jurisdiction. Each party hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware shall be unavailable, any Federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto. Each of the parties further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief. In addition, each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware shall be unavailable, any Federal court sitting in the State of Delaware, (iv) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this Agreement or any Transaction and (v) consents to service being made through the notice procedures set forth in Section 4.05. Parent hereby appoints U.S. Parent as its authorized agent (the “Authorized Agent”), upon whom process may be served to enforce this Agreement in any action, suit or proceeding that may be instituted in any court described in this Section 4.10. Parent agrees to take any and all action, including the filing of any and all documents, that may be necessary to establish and continue such appointment in full force and effect as aforesaid. Parent agrees that service of process upon the Authorized Agent shall be, in every respect, effective service of process upon Parent.
          SECTION 4.11. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          SECTION 4.12. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
          SECTION 4.13. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder’s Shares and shall be binding upon any person to whom legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including such Stockholder’s heirs, guardians, administrators or successors. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
          SECTION 4.14. No Waiver. The terms and provisions hereof may not be waived except by an instrument signed on behalf of the party waiving compliance. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligations under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or demand such compliance.
          SECTION 4.15. Further Assurances. Parent, U.S. Parent and each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform their respective obligations as expressly set forth under this Agreement.
[Remainder of Page Left Blank Intentionally]

          IN WITNESS WHEREOF, Parent, U.S. Parent and the Stockholders have caused this Agreement to be executed as of the date first written above.

CGI GROUP INC.,
By:	/s/ Michael E. Roach
	Name:	Michael E. Roach
	Title:	President and Chief Executive Officer

CGI FEDERAL INC.,
By:	/s/ George Schindler
	Name:	George Schindler
	Title:	President

          IN WITNESS WHEREOF, Parent, U.S. Parent and the Stockholders have caused this Agreement to be executed as of the date first written above.

By:	/s/ Philip O. Nolan
	Name:	Philip O. Nolan

By:	/s/ William E. Karlson
	Name:	William E. Karlson

By:	/s/ George H. Wilson
	Name:	George H. Wilson

By:	/s/ Gregory M. Denkler
	Name:	Gregory M. Denkler

By:	/s/ Brian J. Clark
	Name:	Brian J. Clark

By:	/s/ Scott D. Chaplin
	Name:	Scott D. Chaplin

By:	/s/ James H. Brabston
	Name:	James H. Brabston

Schedule A

Shares of Company
Stockholder	Common Stock

Philip O. Nolan	1,510,742
William E. Karlson	1,034,524
George H. Wilson	375,192
Gregory M. Denkler	108,704
Brian J. Clark	62,496
Scott D. Chaplin	10,747
James H. Brabston	76,158